Exhibit 4(q)(1)

Home Office: Cincinnati, Ohio

Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

RMD WAIVER ENDORSEMENT

To add language to set out the ability to choose not to take a required minimum distribution for 2009, as permitted by the Worker, Retiree, and Employer Recovery Act of 2008, your annuity contract or your certificate of participation under a group annuity contract is changed to add the following new provision:

WAIVER OF 2009 REQUIRED MINIMUM DISTRIBUTIONS. If you or your beneficiary would have been required to receive a required minimum distribution for 2009, then you or your beneficiary may choose not to take it. If you receive a required minimum distribution for 2009, then you may treat it as an eligible rollover distribution.

This Endorsement is part of your contract or part of your certificate. It is not a separate contract. It changes your contract or your certificate only as and to the extent stated. In all cases of conflict with the other terms of your contract or your certificate, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT